THE INVESTMENT HOUSE FUNDS

5940 S. Rainbow Blvd, Suite 400

PMB 57150

Las Vegas, NV 89118

January 26, 2023

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Investment House Growth Fund

1933 Act Registration No. 333-71402

1940 Act Registration No. 811-10529

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the Notice of Meeting, Proxy Statement and Proxy Card to be furnished to shareholders of the Investment House Growth Fund (the “Fund”), a portfolio of The Investment House Funds (the “Trust”), in connection with a Special Meeting of Shareholders of the Fund to be held on March 15, 2023 (the “Special Meeting”). At the Special Meeting, shareholders of the Fund will be asked to approve a new investment advisory agreement between the Trust, on behalf of the Fund, and The Investment House LLC. The Trust anticipates that the definitive proxy materials will be sent on or about February 15, 2023 to shareholders of record on January 20, 2023.

If you have any questions or comments with respect to this filing, please do not hesitate to contact me directly at (513) 869-4300.

Very truly yours,

Carol J. Highsmith

Assistant Secretary

Enclosures